		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			       FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
       For the fiscaL year ended:    December 31, 1995

				   OR

[]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ______________ to _______________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

	  THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	   Xerox Corporation
	   P.O. Box 1600
	   Stamford, Connecticut 06904-1600

		       SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.



Patricia M. Nazemetz

Stamford, Connecticut
Dated June 27, 1996
2

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			   Financial Statements and Schedule

			      December 31, 1995 and 1994

		     (With Independent Auditors' Report Thereon)
3

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			 Statement of Net Assets Available for Plan Benefits
				     with Fund Information

					  December 31, 1995

					       Fund Information
	     -----------------------------------------------------------------------------------------------------------
					    Small
					   Company                               Xerox   Segregated     Employee
		 International  U.S Stock   Stock     Balanced    Income         Stock     Assets         Loan
		    Stock          Fund      Fund      Fund        Fund           Fund      Fund           Fund        Total
		     Fund                                                               (see note 4 )
Assets:
Employer contributions
receivable    $   211,193     250,898     174,965   1,043,908      843,985     397,075         -           -        2,922,024
Investment in
employees'
loans                -           -           -           -            -           -           -      10,139,531    10,139,531
Investment in
Master Trust    4,104,338   3,313,901   3,371,172  39,083,944   94,522,635   8,762,055      85,695         -      153,243,740
Total assets    4,315,531   3,564,799   3,546,137  40,127,852   95,366,620   9,159,130      85,695   10,139,531   166,305,295


Liabilities:
Accrued expenses
and other
liabilities           248       2,625       1,371      39,194       18,647        (248)       -            -           61,837

Due from (to)
other funds        30,673     139,839      96,345      68,885   (1,011,209)    374,189        -         301,278          -

Net assets
available for
plan benefits $ 4,345,956   3,702,013   3,641,111  40,157,543   94,336,764   9,533,567      85,695   10,440,809   166,243,458

The accompanying notes are an integral part of the financial statements.


		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			 Statement of Net Assets Available for Plan Benefits
					  with Fund Information

					  December 31, 1994
					 Fund Information
	     -----------------------------------------------------------------------------------------------------------
					   Small
					  Company                              Xerox     Segregated     Employee
		International  U.S Stock   Stock     Balanced     Income       Stock       Assets         Loan
		   Stock          Fund     Fund        Fund        Fund         Fund        Fund           Fund        Total
		   Fund                                                                 (see note 4 )
Assets:
Employer contributions
receivable    $    33,574      16,700      23,082   1,435,336    1,416,645     125,831        -            -        3,051,168
Investment in
employees'
loans                -           -           -           -            -           -           -       8,970,184     8,970,184
Investment in
Master Trust    3,354,512   1,329,298   1,429,505  30,366,601   91,493,729   5,406,194   1,874,205         -      135,254,044
Total assets    3,388,086   1,345,998   1,452,587  31,801,937   92,910,374   5,532,025   1,874,205    8,970,184   147,275,396


Liabilities:
Accrued expenses
and other
liabilities         3,478       1,500       1,077      32,420       21,684        (938)       -            -           59,221

Due from (to)
other funds        (4,322)     (4,403)     (3,059)    (51,790)    (162,581)     (4,279)       -         230,434          -
Net assets
available for
plan benefits $ 3,380,286   1,340,095   1,448,451  31,717,727   92,726,109   5,528,684   1,874,205    9,200,618   147,216,175

The accompanying notes are an integral part of the financial statements.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

		    Statement of Changes in Net Assets Available for Plan Benefits
				     with Fund Information

				   Year ended December 31, 1995
				     Fund Information
	     ----------------------------------------------------------------------------------------------------------------
					    Small
					   Company                             Xerox       Segregated    Employee
	      International  U.S Stock      Stock     Balanced      Income     Stock       Assets        Loan
	      Stock          Fund           Fund      Fund          Fund       Fund        Fund          Fund          Total
	      Fund                                                                        (see note 4 )

Contributions:
Employer       $  285,946     297,649     217,513    1,045,428    2,049,923     511,263        -            -        4,407,722
Employees-
  voluntary       419,960     360,707     315,241    3,809,861    7,862,875     774,063        -            -       13,542,707
		  705,906     658,356     532,754    4,855,289    9,912,798   1,285,326        -            -       17,950,429

Net income from
Master Trust investments,
net of administrative
expenses          522,799     575,275     413,561    7,238,985    7,184,733   2,406,168        -            -       18,341,521

Interest income on
 employees' loans    -           -           -            -            -           -           -         656,459       656,459

Total           1,228,705   1,233,631     946,315   12,094,274   17,097,531   3,691,494        -         656,459    36,948,409

Benefit payments (176,424)    (91,092)   (101,305)  (3,367,878) (13,502,814)   (785,210)       -            -      (18,024,723)

Transfers among
funds             (86,611)  1,219,379   1,347,650     (286,580)  (2,087,659)  1,098,599  (1,788,510)     583,732          -
Transfer from
AMTX, Inc.           -          -            -             -        104,799        -           -             -         104,799
Transfer to Retirement Income
Guarantee Plan of the Xerox
Corporation and the Xerographic
Division, Union of Needletrades,
Industrial and Textile Employees,
A.F.L. - C.I.O. -
C.L.C.               -          -             -            -         (1,202)       -         -               -         (1,202)


Net increase (decrease)
in net assets
available for
plan benefits     965,670   2,361,918   2,192,660    8,439,816    1,610,655   4,004,883  (1,788,510)   1,240,191    19,027,283

Net assets available
for plan benefits:
Beginning of
 year           3,380,286   1,340,095   1,448,451   31,717,727   92,726,109   5,528,684   1,874,205    9,200,618   147,216,175
End of year     4,345,956   3,702,013   3,641,111   40,157,543   94,336,764   9,533,567      85,695   10,440,809   166,243,458

The accompanying notes are an integral part of the financial statements.


		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

		   Statement of Changes in Net Assets Available for Plan Benefits
				     with Fund Information
				   Year ended December 31, 1994
				       Fund Information
	      ---------------------------------------------------------------------------------------------------------
					 Small
					Company                            Xerox       Segregated    Employee
	      International  U.S Stock   Stock     Balanced    Income       Stock       Assets        Loan
	      Stock          Fund        Fund      Fund        Fund         Fund        Fund          Fund        Total
	      Fund                                                                     (see note 4 )

Contributions:
Employer       $   33,305      16,340      22,812    1,421,797   1,496,837     126,084        -            -        3,117,175
Employees-
  voluntary       394,279     204,052     157,440    3,676,059   9,395,921     478,178        -            -       14,305,929
		  427,584     220,392     180,252    5,097,856  10,892,758     604,262        -            -       17,423,104

Net income from
Master Trust investments,
net of administrative
expenses         (205,008)    (25,378)     33,598     (282,640)  5,654,635     429,090        -            -        5,604,297

Interest income on
 employees' loans    -           -           -            -           -           -           -         534,057       534,057

Total             222,576     195,014     213,850    4,815,216  16,547,393   1,033,352        -         534,057    23,561,458

Benefit payments (282,639)    (86,778)   (102,492)  (2,481,851) (8,988,424)   (295,426)       -            -      (12,237,610)

Transfers among
funds           1,296,987     104,681     744,306     (843,683)   (685,625)  1,417,407  (2,565,777)     531,704          -

Net increase (decrease)
in net assets
available for
plan benefits   1,236,924     212,917     855,664    1,489,682   6,873,344   2,155,333  (2,565,777)   1,065,761    11,323,848

Net assets available
for plan benefits:
Beginning of
 year           2,143,362   1,127,178     592,787   30,228,045  85,852,765   3,373,351   4,439,982    8,134,857   135,892,327
End of year     3,380,286   1,340,095   1,448,451   31,717,727  92,726,109   5,528,684   1,874,205    9,200,618   147,216,175

The accompanying notes are an integral part of the financial statements.

7

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

			    December 31, 1995 and 1994


(1)  Description of Plan

The following description of the Profit Sharing Plan of Xerox Corporation and The Xerographic Division,Union of Needletrades, Industrial and Textile Employees, A.F.L - C.I.O. - C.L.C. (Plan) provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution plan covering substantially all domestic full and part-time Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. employees of Xerox Corporation (sponsor). Employees hired on or before the first working day in July are eligible to participate in the Plan immediately. Otherwise, employees are eligible to participate beginning on the next January 1.

Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or may purchase an annuity payable from a legal reserve life insurance company. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid are $1,875,933 in 1995 and $884,395 in 1994.

Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% annual of pay (as defined in the Plan) through any combination of before-tax and after-tax payroll deductions. (The maximum before-tax contribution for the 1995 calendar year is $9,240.) Employees are immediately vested in their savings contributions.

Xerox Corporation matches 35% of employee savings contributions, up to a maximum match equaling 4% of annual pay. These contributions are made annually to eligible participants of record on the last day of February following the Plan year-end. The 1995 contribution will be recorded in the 1996 financial statements.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			       Notes to Financial Statements


(1)  Description of Plan (continued)

Xerox Optional Profit Sharing Contributions

Eligible employees may receive an optional profit sharing contribution from the sponsor. The contribution ranges from zero to 10% of pay and is based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document and the participant's length of service.

An employee may receive the contribution in cash or Xerox Corporation common stock, or may elect to invest all or part of the contribution on a tax deferred basis, subject to limits imposed by the Internal Revenue Code, through the Plan's investment funds. Employees are immediately vested in optional profit sharing contributions.

During 1995, the sponsor's ROA was 18.5%, which resulted in an optional profit sharing contribution for all eligible active employees at December 31, 1995 equal to 10.0% of pay or $21,672,430. Participants elected to invest $2,922,024 into the Plan at December 31, 1995.

During 1994, the sponsor's ROA was 16.1%, which resulted in an optional profit sharing contribution for all eligible active employees at December 31, 1994 equal to 9.1% of pay or $20,602,337. Participants elected to invest $3,051,168 into the Plan at December 31, 1994.

During 1993, the sponsor's ROA targets (as defined in the Plan document) requiring the sponsor to make optional profit sharing contributions were not achieved. Accordingly, no optional profit sharing contributions were made in the plan year ended December 31, 1994.

Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master Trust). Employees can direct their plan accounts to one or more of the following six investment funds:

International Stock Fund -- Invests primarily in stocks of companies based outside of the United States.

U.S. Stock Fund -- Invests primarily in stocks of medium to large U.S.
companies.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(1)  Description of Plan (continued)

Small Company Stock Fund -- Invests primarily in stocks of smaller U.S. companies that fund managers believe have greater value than indicated by the current market price, or above average prospects for long-term growth.

Balanced Fund -- Under normal market conditions, invests approximately 70% in stocks; most of the remainder in bonds; some real estate, private placements, and cash. The mix may shift with market outlook.

Income Fund -- Invests in contracts with insurance companies and banks; short to intermediate duration, high-quality bonds.

Xerox Stock Fund -- Invests in Xerox Corporation common stock and some cash for administrative purposes.

Segregated Assets Fund

This fund was established on April 1, 1991 and represents participant investments in certain guaranteed investment contracts which are segregated and frozen. See note 4 to the financial statements for further discussion.

Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections.
At December 31, 1995, market value on loans approximates fair value.

(2)  Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on September 8, 1995, covering Plan amendments through December 31, 1994, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(2)  Federal Income Taxes (continued)

Code. The Plan Administrator and the Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but may be subject to tax thereon at such time as they receive distributions under the Plan.

(3)  Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of December 31, 1995:

     Xerox Corporation Profit Sharing and Savings Plan;

     Xerox Corporation Retirement Income Guarantee Plan;

     Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L.-C.I.O.-C.L.C.; and

     XDS Investment Plan.

The Master Trust has six investment pools -- the International
Stock Pool, U.S. Stock Pool, Small Company Stock Pool, All Other
Pool, Income Fund, and the Xerox Stock Fund. Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pools in accordance with that interest as determined by participant fund elections. In addition, there is a Segregated Assets Fund which is discussed in note 4.

The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(3)  Master Trust (continued)

     Statement of Net Assets of the Master Trust as of December 31, 1995:

						  Small
						 Company                                 Xerox       Segregated
		     International  U.S Stock     Stock       All Other     Income       Stock         Assets
		       Stock          Pool         Pool        Pool          Fund         Fund          Fund             Total
Assets                 Pool                                                                          (see note 4)
Cash (overdraft)   $    112            (50)         (11)        11,111           -            -             -           11,162

Receivables:
Accrued dividends 1,588,368        926,468      198,054      1,094,896           -         754,349         -         4,562,135
Accrued interest     86,628        438,421      187,760     11,002,442      7,929,389        3,435         -        19,648,075
Due from brokers  7,721,360     81,205,650    2,438,355     17,443,810           -            -            -       108,809,175
Total receivables 9,396,356     82,570,539    2,824,169     29,541,148      7,929,389      757,784         -       133,019,385

Investments
at fair value:
At market value:
Short-term
investments       9,268,743     44,489,749   49,274,613    197,009,116     44,703,298      789,372         -       345,534,891
Fixed income
investments       9,589,491     10,226,338         -       833,168,785    290,096,610        -             -     1,143,081,224
Equity securities:
   Xerox common
   stock               -              -            -              -              -     142,246,963         -       142,246,963
   Other        752,790,518  1,305,238,786  540,752,355    715,008,555           -           -             -     3,313,790,214
Investments at contract value:
Investment contracts
   with insurance
   companies and banks -              -            -              -       755,604,296        -        1,269,049    756,873,345
Investment in real
estate trusts          -              -            -       135,536,235           -           -             -       135,536,235
Other investments      -              -            -       119,926,428           -           -             -       119,926,428


Total
investments     771,648,752  1,359,954,873  590,026,968  2,000,649,119  1,090,404,204 143,036,335     1,269,049  5,956,989,300

Total assets    781,045,220  1,442,525,362  592,851,126  2,030,201,378  1,098,333,593 143,794,119     1,269,049  6,090,019,847

Due to brokers    3,768,819     82,671,588    4,181,722     83,214,374           -      2,736,487          -       176,572,990

Net assets    $ 777,276,401  1,359,853,774  588,669,404  1,946,987,004  1,098,333,593 141,057,632     1,269,049  5,913,446,857



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(3)  Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of December 31,
     1995 is as follows:
					     Small
					    Company                                     Xerox       Segregated
	    International   U.S Stock        Stock       Balanced        Income          Stock       Assets
		 Stock           Fund          Fund        Fund            Fund            Fund        Fund            Total
		 Fund                                                                               (see note 4)
International
Stock Pool     $ 81,173,622        -              -       696,102,779            -              -            -       777,276,401

U.S. Stock Pool        -     83,817,175           -     1,276,036,599            -              -            -     1,359,853,774

Small Company
Stock Pool             -           -        77,790,975    510,878,429            -              -            -       588,669,404

All Other Pool         -           -              -     1,946,987,004            -              -            -     1,946,987,004

Income Fund            -           -              -              -      1,098,333,593           -            -     1,098,333,593

Xerox Stock Fund       -           -              -              -               -       141,057,632         -       141,057,632

Segregated Assets
Fund                   -           -              -              -               -              -       1,269,049      1,269,049


Total          $ 81,173,622  83,817,175     77,790,975  4,430,004,811   1,098,333,593    141,057,632    1,269,049  5,913,446,857





		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



 (3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of December 31, 1995 are as follows:
					       Small
					      Company                                       Xerox       Segregated
	    International     U.S Stock        Stock       Balanced          Income          Stock       Assets
		 Stock             Fund          Fund        Fund              Fund            Fund        Fund            Total
		 Fund                                                                                   (see note 4)

Xerox Corporation
Profit Sharing
and Savings
Plan         $ 77,069,284    80,503,274     74,419,803    602,798,747     761,171,723    132,295,577    864,596  1,729,123,004
The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.          4,104,338     3,313,901      3,371,172     39,083,944    94,522,635      8,762,055       85,695    153,243,740

Xerox Corporation
Retirement Income
Guarantee Plan       -             -              -     3,380,714,262   212,647,377           -         279,767  3,593,641,406

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.
C.L.C.              -             -              -       406,958,302    29,991,858           -          38,991    436,989,151

XDS Investment
Plan                -             -              -           449,556         -               -            -           449,556

Total        $ 81,173,622    83,817,175     77,790,975 4,430,004,811 1,098,333,593    141,057,632    1,269,049  5,913,446,857



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(3)  Master Trust (continued)

     Statement of Net Assets of the Master Trust as of December 31, 1994:
						     Small
						    Company                                 Xerox       Segregated
			International  U.S Stock     Stock       All Other     Income       Stock         Assets
			  Stock          Pool         Pool        Pool          Fund         Fund          Fund             Total
Assets                 Pool                                                                          (see note 4)
Cash            $       3,148        9,097           45             18           -           -             -            12,308

Receivables:
Accrued dividends     446,621      683,726      337,463        871,380           -        647,774          -         2,986,964
Accrued interest       33,924      532,682      267,210     13,031,739      6,729,148      11,142          -        20,605,845

Due from brokers    2,235,831    1,426,530   10,684,287     13,483,796           -           -             -        27,830,444
Total receivables   2,716,376    2,642,938   11,288,960     27,386,915      6,729,148     658,916          -        51,423,253

Investments
at fair value:
At market value:
Short-term
investments         9,009,966   41,792,714   68,793,635    332,087,600     52,220,697   2,713,608          -       506,618,220
Fixed income
investments           673,386   18,912,572         -       484,053,271    226,745,618        -             -       720,384,847
Equity securities:
   Xerox common
   stock                 -            -            -              -              -     89,619,651          -        89,619,651
   Other          653,939,252  863,617,173  512,963,406    749,417,078           -           -             -     2,779,936,909
Investments at contract value:
Investment contracts
   with insurance
   companies and banks   -            -            -              -       769,803,524        -       27,686,390    797,489,914
Interest in real estate
trusts                   -            -            -       163,723,180           -           -             -       163,723,180
Other investments        -            -            -        93,340,341           -           -             -        93,340,341


Total
investments       663,622,604  924,322,459  581,757,041  1,822,621,470  1,048,769,839  92,333,259    27,686,390  5,161,113,062

Total assets      666,342,128  926,974,494  593,046,046  1,850,008,403  1,055,498,987  92,992,175    27,686,390  5,212,548,623

Due to brokers      3,048,676    7,664,546    1,942,416     27,119,404           -      1,357,626          -        41,132,668

Net assets      $ 663,293,452  919,309,948  591,103,630  1,822,888,999  1,055,498,987  91,634,549    27,686,390  5,171,415,955


15






		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


 (3) Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of December 31,
     1994 is as follows:
					     Small
					    Company                                     Xerox       Segregated
	    International   U.S Stock        Stock       Balanced        Income          Stock       Assets
		 Stock           Fund          Fund        Fund            Fund            Fund        Fund            Total
		 Fund                                                                               (see note 4)
International
Stock Pool     $ 68,022,397        -              -       595,271,055            -              -            -       663,293,452

U.S. Stock Pool        -     39,275,076           -       880,034,872            -              -            -       919,309,948

Small Company
Stock Pool             -           -        42,258,270    548,845,360            -              -            -       591,103,630

All Other Pool         -           -              -     1,822,888,999            -              -            -     1,822,888,999

Income Fund            -           -              -              -      1,055,498,987           -            -     1,055,498,987

Xerox Stock Fund       -           -              -              -               -        91,634,549         -        91,634,549

Segregated Assets
Fund                   -           -              -              -               -              -      27,686,390     27,686,390


Total          $ 68,022,397  39,275,076     42,258,270  3,847,040,286   1,055,498,987     91,634,549   27,686,390  5,171,415,955



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


 (3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of December 31, 1994 are as follows:
					     Small
					    Company                                     Xerox       Segregated
	    International   U.S Stock        Stock       Balanced        Income          Stock       Assets
		 Stock           Fund          Fund        Fund            Fund            Fund        Fund            Total
		 Fund                                                                                (see note 4)

Xerox Corporation
Profit Sharing
and Savings
Plan         $ 64,667,885    37,945,778     40,828,765    479,095,378     723,861,153     86,228,355   18,971,989 1,451,599,303

The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.          3,354,512     1,329,298      1,429,505     30,366,601      91,493,729      5,406,194    1,874,205   135,254,044

Xerox Corporation
Retirement Income
Guarantee Plan       -             -              -     2,966,903,954     208,810,260           -       5,989,417 3,181,703,631

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.
C.L.C.               -             -              -       370,313,301      31,333,845           -         850,779   402,497,925

XDS Investment
Plan                 -             -              -           361,052            -              -            -          361,052

Total        $ 68,022,397    39,275,076     42,258,370  3,847,040,286   1,055,498,987     91,634,549   27,686,390 5,171,415,955


		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



(3) Master Trust (continued)

     Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1995:
					       Small
					      Company                                    Xerox       Segregated
		   International  U.S Stock    Stock          All Other      Income       Stock       Assets
		   Stock          Pool         Pool             Pool          Fund        Fund        Fund             Total
		   Pool                                                                              (see note 4)

Additions:
Transfers in  $  10,919,316     10,753,389    9,981,002     84,925,835    82,263,870  17,720,205        -      216,563,617
Investment
earnings:
Interest            797,053      3,551,707    2,697,288     76,515,170    75,080,721      68,860        -      158,710,799
Dividends        11,086,858     40,508,183    9,230,997     27,300,325          -      2,953,710        -       91,080,073
Netappreciation 103,304,225    291,258,259  100,229,056    242,818,178    10,799,345  36,855,487        -      785,264,550
Margin variation on
futures contracts   955,499        242,881         -        25,280,953      (177,409)       -           -       26,301,924
Other               188,292         30,830      167,806        841,022        34,575       2,866        -        1,265,391

 Total investment
 earnings       116,331,927    335,591,860  112,325,147    372,755,648    85,737,232  39,880,923        -    1,062,622,737

Total additions 127,251,243    346,345,249  122,306,149    457,681,483   168,001,102  57,601,128        -    1,279,186,354

Deductions:
Administrative
expenses          5,373,025      4,088,595    3,284,523     12,857,817     2,012,683      94,743        -       27,711,386
Transfers out     4,455,977      3,632,277    3,303,774    327,339,211   160,481,105  10,231,722        -      509,444,066
Total deductions  9,829,002      7,720,872    6,588,297    340,197,028   162,493,788  10,326,465        -      537,155,452

Transfers between
funds/pools      (3,439,292)   101,919,449 (118,152,078)     6,613,550    37,327,292   2,148,420 (26,417,341)         -

Net assets:
Beginning of
year           $663,293,452    919,309,948  591,103,630  1,822,888,999 1,055,498,987  91,634,549  27,686,390 5,171,415,955


End of year    $777,276,401  1,359,853,774  588,669,404  1,946,987,004 1,098,333,593 141,057,632   1,269,049 5,913,446,857


		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(3)  Master Trust (continued)

    The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1995:

						  Small
						 Company                                        Xerox
		     International  U.S Stock     Stock            Balanced        Income       Stock
			Stock          Fund        Fund           Fund              Fund         Fund           Total
			 Fund
International
Stock Pool      $10,942,675           -           -           100,016,227           -            -       100,958,902

U.S. Stock Pool        -        16,469,124        -           315,034,141           -            -       331,503,265

Small Company
Stock Pool             -              -      11,827,943        97,212,681           -            -       109,040,624

All Other Pool         -              -            -          359,897,831           -            -       359,897,831


Income Fund            -              -            -                 -        83,724,549         -        83,724,549

Xerox Stock Fund       -              -            -                 -              -      39,786,180     39,786,180

Segregated Assets Fund -              -            -                 -              -            -             -

Total           $10,942,675    16,469,124    11,827,943       872,160,880     83,724,549   39,786,180   1,034,911,351



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



(3)  Master Trust (continued)

     Net income from Master Trust investments, net of administrative expenses, for all participating plans for the year ended December 31, 1995:

						   Small
						  Company                                       Xerox
		      International  U.S Stock     Stock          Balanced      Income         Stock
			 Stock          Fund        Fund           Fund          Fund           Fund           Total
			 Fund

Xerox Corporation
Profit Sharing and
Savings Plan      $10,423,107     15,892,723   11,414,088    113,729,773  57,960,411       37,379,321     246,799,423

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
Union of Needletrades,
Industrial and Textile
Employees, A.F.L.-C.I.O.-
C.L.C.*               519,568        576,401      413,855       7,245,759   7,181,696       2,406,859      18,344,138

Xerox Corporation
Retirement Income
Guarantee Plan           -             -             -        699,131,478  16,272,638            -        685,404,116

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.                   -             -             -        81,984,094    2,309,804            -        84,293,898

XDS Investment Plan      -             -             -            69,776         -               -            69,776

Total             $10,972,675     16,469,124   11,827,943    872,160,880   83,724,549      39,786,180  1,034,911,351

*The above allocation of investment results, net of administrative expenses, is at the Master
Trust level.  This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the Plan level.



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(3)  Master Trust (continued)

Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1994:
					       Small
					     Company                              Xerox     Segregated
		   International  U.S Stock    Stock       All Other  Income        Stock       Assets
		   Stock          Pool         Pool        Pool        Fund          Fund         Fund      Total
		   Pool                                                                       (see note 4)

Additions:
Transfers in  $ 11,553,765   8,122,564   6,987,403    127,619,433    72,701,254   9,380,959        -      236,365,378
Investment
earnings:
Interest            12,145   1,949,452   1,131,681     67,938,487    72,446,366      57,426        -      143,535,557
Dividends        9,106,518  31,651,521  18,577,981     25,163,430        -        2,269,628        -       86,769,078
Net appreciation
(depreciation) (39,257,213)(41,485,157)  6,093,049    (93,044,732)   (3,223,805)  5,978,104        -     (164,939,754)
Other             (480,965)     33,815      56,565        118,626       276,363        -           -            4,404

 Total         (30,619,515) (7,850,369) 25,859,276        175,811    69,498,924   8,305,158        -       65,369,285

Total additions(19,065,750)    272,195  32,846,679    127,795,244   142,200,178  17,686,117        -      301,734,663

Deductions:
Administrative
expenses         4,074,596   3,744,502   3,776,084     14,169,577     1,883,726      63,378        -       27,711,863
Transfers out    5,022,659   2,280,352   2,291,424    255,504,460   138,968,228   7,209,639        -      411,276,762
Total deductions 9,097,255   6,024,854   6,067,508    269,674,037   140,851,954   7,273,017        -      438,988,625

Transfers between
funds/pools     11,805,631 (43,544,663)(12,823,122)    33,702,115    32,302,896  16,459,916 (37,902,773)         -

Transfers from
other plans -
XES, Inc.
Employee
Retirement Plan       -           -           -           438,524          -           -           -          438,524

Net assets:
Beginning of
year          $679,650,826 968,607,270 577,147,581  1,930,627,153 1,021,847,867  64,761,533  65,589,163 5,308,231,393

End of year   $663,293,452 919,309,948 591,103,630  1,822,888,999 1,055,498,987  91,634,549  27,686,390 5,171,415,955



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(3)  Master Trust (continued)

    The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1994:
						Small
					       Company                                       Xerox
		     International  U.S Stock   Stock            Balanced        Income       Stock
		     Stock          Fund        Fund             Fund            Fund         Fund           Total
		      Fund
International
Stock Pool      $(3,808,376)          -            -          (30,885,735)          -            -        (34,694,111)

U.S. Stock Pool        -          (515,834)        -          (11,079,037)          -            -        (11,594,871)

Small Company
Stock Pool             -              -       1,343,142        20,740,050           -            -         22,083,192

All Other Pool         -              -            -          (13,993,766)          -            -        (13,993,766)


Income Fund            -              -            -                 -        67,615,198         -         67,615,198

Xerox Stock Fund       -              -            -                 -              -       8,241,780       8,241,780

Total           $(3,808,376)      (515,834)   1,343,142       (35,218,488)    67,615,198    8,241,780      37,657,422





		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(3) Master Trust (continued)

 Net income (loss) from Master Trust investments, net of administrative expenses, for all participating plans for the year ended December 31, 1994:

					      Small
					     Company                                     Xerox
		   International  U.S Stock   Stock          Balanced        Income       Stock
		   Stock          Fund        Fund           Fund            Fund         Fund           Total
		   Fund

Xerox Corporation
Profit Sharing and
Savings Plan      $(3,606,027)     (491,403)    1,308,846     (4,303,058)  46,619,642       7,813,834     47,341,834

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
Union of Needletrades,
Industrial and Textile
Employees, A.F.L.-C.I.O.-
C.L.C.*              (202,349)      (24,431)       34,296       (290,849)   5,689,437         427,946      5,634,050

Xerox Corporation
Retirement Income
Guarantee Plan           -             -             -       (27,190,008)  13,183,761            -       (14,006,247)

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.                   -             -             -        (3,423,714)   2,122,358            -        (1,301,356)

XDS Investment Plan      -             -             -           (10,859)        -               -           (10,859)

Total             $(3,808,376)     (515,834)    1,343,142    (35,218,488)  67,615,198       8,241,780     37,657,422

*The above allocation of investment results, net of administrative expenses, is at the Master
Trust level.  This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the Plan level.





		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(3)  Master Trust (continued)

With respect to the Plan, the Joint Administrative Board (JAB) is responsible for establishing investment guidelines, reviewing the investment decisions and reviewing investment results. The JAB consists at present of five Xerox Corporation representatives and five union representatives.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms. Securities and trust funds that are not readily marketable are valued based on comparisons to yields of issues of similar quality and maturities.

The value of the investment contracts with insurance companies and banks is at contract value, which approximates fair value. In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented:

(i) The average investment yields for the years ended December 31, 1995 and 1994 were 6.9% and 6.7%, respectively.

(ii) The crediting interest rates at December 31, 1995 and 1994 ranged from 5.0% to 9.3% and from 4.2% to 10.2%, respectively.

(iii) The fair value, as determined by discounting future cash flows and the market value of underlying investments, at December 31, 1995 and 1994 was $772,781,602 and $813,486,486, respectively. Contract values were $756,873,345 and $797,489,914 at December 31,1995 and 1994,
	respectively.

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The group trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(3)  Master Trust (continued)


Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Margin variation represents market fluctuations on futures investments.

Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to rebalance the fixed income/ equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investments.
The net appreciation (depreciation) of investments for the year ended
December 31, 1995 is as follows:


					     U.S.      Small
			   International    Stock     Company         All Other      Income         Xerox
			   Stock Pool       Pool      Stock Pool      Pool            Fund        Stock Fund      Total

Investments at
  fair value:
Short-term and fixed
   income investments    $   (455,516)     1,871,329          -      63,009,046   10,799,345         -        75,224,204
Xerox common stock               -               -            -            -            -      36,855,487     36,855,487
Other equity investments  103,759,741    289,386,930   100,229,056  168,529,561         -            -       661,905,288
Investments at estimated
  fair value:
Real estate                      -               -            -      (5,348,896)        -            -        (5,348,896)
Other investments                -               -            -      16,628,467         -            -        16,628,467
Total                    $103,304,225    291,258,259   100,229,056  242,818,178   10,799,345   36,855,487    785,264,550

25

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(3)  Master Trust (continued)

The net appreciation (depreciation) of investments for the year ended
December 31, 1994 is as follows:

                                              U.S.      Small
			     International    Stock     Company         All Other    Balanced    Xerox
			     Stock Pool       Pool      Stock Pool      Pool         Fund        Stock Fund      Total

Investments at
  fair value:
Short-term and fixed
   income investments    $    (46,924)       (903,095)        -     (71,758,503)    (3,223,805)       -       (75,932,327)
Xerox common stock               -               -            -            -              -      5,978,104      5,978,104
Other equity investments  (39,210,289)    (40,582,062)   6,093,049   (8,446,013)          -           -       (82,145,315)
Investments at estimated
  fair value:
Real estate                      -               -            -      (2,077,711)          -           -        (2,077,711)
Other investments                -               -            -     (10,762,505)          -           -       (10,762,505)
Total                    $(39,257,213)    (41,485,157)   6,093,049  (93,044,732)    (3,223,805)  5,978,104   (164,939,754)

There are no investments in the Plan that represent 5% or more of Master Trust net assets.

Other investments consist primarily of private placement limited partnerships.

(4)  Segregated Assets Fund - Investment Contracts With Executive
     Life Insurance Company

On April 11, 1991, the California Department of Insurance (CDI) took over Executive Life Insurance Company (ELIC) citing a "serious danger of insolvency" and temporarily suspended all payments on Guaranteed Investment Contracts (GICs) issued by ELIC. Effective April 1, 1991, in order to treat all participants fairly, the affected assets were transferred into a Segregated Assets Fund which will not be available for loans, transfers, withdrawals or distributions until the situation has been resolved.

The Xerox retirement and savings plans have received $64.3 million in payments related to the ELIC investments through December 31, 1995. Subsequent to December 31, 1995, all investments in the fund have been recovered.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(5)  Unit Values

The interests of Plan participants in each of the funds is expressed in terms of units, representing undivided interests in the net assets of the fund. Unit value is calculated monthly by dividing the total value of net assets of each fund (reduced by employer contributions receivable not yet received by the Master Trust and by unaccrued benefit payments and other reconciling items) by units outstanding at the valuation date. The total number of units and net asset value per unit outstanding during the year ended December 31, 1995 was as follows:


 International Fund      U.S Stock Fund        Small Co. Fund      Balanced  Fund      Income Fund      Xerox Stock Fund
   Units      Unit       Units      Unit      Units       Unit    Units       Unit       Units   Unit        Units     Unit
 Outstanding  Value    Outstanding  Value   Outstanding   Value  Outstanding  Value  Outstanding Value   Outstanding  Value

January 31:
   3,169,561 $1.018130  1,329,325 $1.029036   1,327,320 $1.077083  3,351,130 $9.144290  16,155,691 $5.679131 1,328,658 $4.546439
February 28:
   3,035,577  1.019070  1,334,593  1.067032   1,322,355  1.112642  3,274,368  9.386685  15,933,421  5.716524 1,326,524  4.643632
March 31:
   2,983,408  1.041911  1,344,743  1.092511   1,384,677  1.148665  3,269,526  9.589252  16,121,091  5.750308 1,350,992  4.925474
April 30:
   2,949,175  1.078100  1,464,590  1.117114   1,455,388  1.169514  3,359,641  9.801530  16,633,841  5.786225 1,445,398  5.170663
May 31:
   2,879,621  1.101337  1,494,621  1.157223   1,495,823  1.186400  3,332,583 10.072054  16,592,006  5.835838 1,493,408  4.787161
June 30:
   2,908,216  1.107386  1,568,770  1.183467   1,601,530  1.245101  3,324,768 10.274284  16,534,575  5.869781 1,527,128  4.944176
July 31:
   2,960,759  1.181317  1,645,662  1.220654   1,666,186  1.317888  3,349,135 10.631160  16,470,584  5.901137 1,520,771  5.034070
August 31:
   3,003,841  1.171576  1,857,052  1.226346   1,716,908  1.341249  3,368,695 10.696712  16,402,231  5.938466 1,487,881  5.129378
September 30:
   3,058,124  1.199565  2,071,657  1.268495   1,867,106  1.372466  3,399,521 10.943127  16,156,115  5.969829 1,472,763  5.695305
October 31:
   3,211,091  1.186678  2,146,919  1.256804   2,118,264  1.304997  3,428,208 10.821345  16,065,770  6.010552 1,484,990  5.499589
November 30:
   3,239,333  1.205377  2,258,750  1.310500   2,260,207  1.344355  3,408,629 11.113660  15,798,607  6.051636 1,494,729  5.846293
December 31:
   3,280,879  1.253083  2,472,696  1.341163   2,490,481  1.354599  3,436,181 11.362424  15,636,291  6.094389 1,505,177  5.846807

The Segregated Assets Fund had 257,331 units outstanding and a net asset value of $85,695 at December 31, 1995.



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



(5)  Unit Values (continued)


The total number of units and net asset value per unit outstanding during the year ended December 31, 1994 was as follows:


International Fund      U.S Stock Fund        Small Co. Fund      Balanced  Fund      Income Fund      Xerox Stock Fund
   Units     Unit       Units      Unit      Units         Unit    Units    Unit       Units   Unit        Units     Unit
 Outstanding  Value    Outstanding  Value   Outstanding   Value  Outstanding  Value  Outstanding Value   Outstanding  Value

January 31:
   1,882,767 $1.200894  1,096,317 $1.056652     558,769 $1.093340  3,197,136 $9.592572  15,901,851 $5.314789   920,211 $3.969112
February 28:
   2,107,201  1.154608  1,113,299  1.028188     613,488  1.090478  3,242,491  9.404461  15,666,537  5.343498   916,156  3.955156
March 31:
   2,744,702  1.097568  1,299,804  0.982281     810,343  1.039180  3,417,570  9.023587  15,854,715  5.377876   943,386  3.896747
April 30:
   2,800,004  1.110907  1,291,307  0.993102     942,041  1.048419  3,511,615  9.063770  15,941,182  5.410052   975,011  4.029895
May 31:
   2,849,471  1.127810  1,344,330  1.009099   1,085,064  1.041191  3,531,999  9.115321  16,358,152  5.445251   971,341  4.127161
June 30:
   2,969,745  1.088512  1,384,781  0.975550   1,252,971  1.010557  3,536,665  8.912855  16,326,184  5.473619 1,036,525  4.017794
July 31:
   2,970,762  1.131318  1,330,087  1.002377   1,152,342  1.032664  3,545,985  9.126801  16,327,289  5.506708 1,096,176  4.199496
August 31:
   3,050,493  1.166434  1,298,434  1.041777   1,119,629  1.092222  3,542,581  9.407529  16,374,660  5.538935 1,096,996  4.427932
September 30:
   3,140,377  1.129260  1,375,471  1.020149   1,170,077  1.091694  3,466,653  9.282228  16,475,920  5.564242 1,160,394  4.414350
October 31:
   3,185,603  1.146509  1,325,810  1.037980   1,187,931  1.104301  3,477,835  9.368682  16,488,958  5.594922 1,205,467  4.235975
November 30:
   3,236,921  1.102678  1,344,644  0.995463   1,256,736  1.073036  3,405,183  9.129961  16,283,629  5.611793 1,275,363  4.089238
December 31:
   3,127,109  1.075880  1,356,979  1.004770   1,289,877  1.089892  3,366,467  9.166254  16,161,994  5.640873 1,328,103  4.116633

The Segregated Assets Fund had 5,623,391 units outstanding and a net asset value of $1,874,205 at December 31, 1994.



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

 (6)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

							  December 31
						      1995            1994
     Net assets available for plan benefits as
      reported in the Plan financial statements   $166,243,458     $147,216,175

     Benefit claims payable reported on line 31g
      of Form 5500                                  (1,875,933)        (884,395)

     Net assets available for plan benefits as
      reported in the Plan Form 5500               164,367,525      146,331,780

      The following is a reconciliation of benefits paid per the financial statements to the Form 5500:
							     December 31
							 1995            1994
     Benefits paid to participants as reported
     in the Plan financial statements            $18,024,723         12,237,610

     Add:  Amounts allocated to withdrawing
     participants at December 31                   1,875,933            884,395

     Less: Amounts allocated to withdrawing
     participants  at December 31, 1994 and
     1993, respectively                             (884,395)          (363,557)

     Benefits paid to participants as reported
     in the Form 5500                             19,016,261         12,758,448

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(7)  AMTX, Inc.

AMTX, Inc.is a wholly-owned subsidiary of Xerox Corporation. Effective January 1, 1995, the AMTX, Inc. Employee's Retirement Plan was terminated, and employees' balances were transferred into The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L.-C.I.O.-C.L.C. These employees are now participants in that Plan.

(8)  Subsequent Event

In January, 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock, subject to shareholder approval of an increase in the number of authorized shares from 350 million shares to 1,050 million shares. Pending shareholder approval, this action will become effective shortly after the 1996 annual shareholders' meeting. The stock split will not impact participants' interest in the Xerox Stock Fund.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

	       Item 27a - Schedule of Assets Held for Investment Purposes

					 December 31, 1995
				 Description of investment including
  Identity of issuer, borrower,    maturity date, rate of interest,    Historical Cost    Current Value
   lessor, or similar party       collateral, par or maturity value
Investment in Master Trust                     (1)                   $  130,567,572         153,243,740

Investment in Employees' Loans   Loans to Plan participants,
				  maturity dates through 5/31/09,
				  interest rates from 7.5% to
				  11.5% per annum.                             -             10,139,531

(1)  See note 3.

			  INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants
The Profit Sharing Plan of Xerox Corporation and The Xerographic
Division, Union of Needletrades, Industrial and Textile Employees, A.F.L.-C.I.O.-C.L.C.

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L.- C.I.O.-C.L.C. (Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in those net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in the assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

Rochester, New York
May 10, 1996

				   EXHIBIT INDEX

					   Electronic
					   Submission
Exhibit                                    Document
   (b)(1) Accountants' Consent                 2